Exhibit 99.1

15 October 2018

Midatech Pharma PLC

(“Midatech”, “Company” or “Group”)

Result of General Meeting

Midatech Pharma (AIM: MTPH, Nasdaq: MTP), the R&D company focused on delivering innovative oncology and rare disease products to patients, is pleased to announce that the resolution concerning shareholder approval of the sale of Midatech Pharma US Inc. (“MTP US”) was duly passed at the General Meeting held earlier today, with 99.7% of votes received in favour of the resolution.

A further announcement will be made upon completion of the sale, which is expected on or before 31 October 2018.

- Ends -

For more information, please contact:

Midatech Pharma PLC

Craig Cook, CEO

+44 (0)1235 888300

www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)

Corporate finance: Freddy Crossley / Emma Earl

Corporate broking: James Stearns

+44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)

Mary Jane Elliott / Nicholas Brown / Angela Gray

+44 (0)20 3709 5700

midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)

Chris Brinzey

+1 339 970 2843

chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC

Midatech Pharma (LSE AIM: MTPH; NASDAQ: MTP) is an R&D company focused on delivering innovative oncology and rare disease products to patients. The Company is developing a range of improved chemo~therapeutics or new immuno~therapeutics, using its three proprietary platform drug delivery technologies, all of which are in the clinic, specifically:

1.	Q-Sphera™ platform: our disruptive polymer microsphere technology used for sustained release at the microscale to prolong and control the release of therapeutics over an extended period of time from weeks to months.

2.	MidaCore™ platform: our leading edge gold nanoparticle technology used for targeting sites of disease at the nanoscale ie i. chemotherapy - improved and targeted delivery of existing chemotherapeutic agents to tumour sites, as well as ii. immunotherapy - enhanced uptake of new immuno-moieties by immune cells that can then mount an immune attack against cancer cells

3.	MidaSolve platform: our innovative nanosaccharide technology used to dissolve drugs at the nanoscale so that they can be administered in liquid form directly and locally into tumours

Each of our three technologies are thus focussed on improved bio-delivery and bio-distribution of medicines or agents to areas of the body where they are needed and can exert their actions in an effective, safe and precise manner.

Midatech employs c. 70 staff and is headquartered in Oxfordshire, with an R&D facility in Cardiff and a manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com.